BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

- [x] Certificate of Designation
- [ ] Certificate of Amendment to Designation - Before Issuance of Class or Series
- [ ] Certificate of Amendment to Designation - After Issuance of Class or Series
- [ ] Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: BLUE CHIP CAPITAL GROUP, INC. Entity or Nevada Business Identification Number (NVID):
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series A Voting Preferred Stock, par $.0001;1,000,000 shares authorized
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* Establish Series A Voting Preferred Stock, par value $0.0001, 1 million shares authorized. See attached Series A Certificate of Designation
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X ______________________ Signature of Officer Date: 12/17/2020

* Attach additional page(s) if necessary
This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION
OF
PREFERENCES, RIGHTS, QUALIFICATIONS, LIMITATIONS, AND RESTRICTIONS
OF
SERIES A VOTING PREFERRED STOCK
OF
BLUE CHIP CAPITAL GROUP, INC.

FIRST: The name of the corporation is Blue Chip Capital Group, Inc. (the "Corporation").

SECOND: The Articles of Incorporation of the Corporation provides that the Corporation shall have authority to issue 410,000,000 shares of capital stock, par value $0.0001, of which: (i) 400,000,000 shares shall be common stock, par value $0.0001 (Common Stock); and (ii) 10,000,000 shares shall be preferred stock, par value $0.0001 (Preferred Stock). The Preferred Stock may be issued in one or more series having the designations, preferences, rights, qualifications, limitations, and restrictions of which may be fixed and determined by the Board of Directors of the Corporation, without shareholder action, in accordance with the Nevada Revised Statutes (NRS).

The Corporation, by action of its Board of Directors and in accordance with the provisions of the NRS, hereby authorizes 1,000,000 shares of Preferred Stock designated as Series A Voting Preferred Stock, par value $0.0001, with the designations, preferences, rights, qualifications, limitations, and restrictions as set forth in this Series A Voting Preferred Stock Certificate of Designation (Series A Certificate of Designation).

THIRD: On December 17, 2020, the Board of Directors, pursuant to the authority granted in the Articles of Incorporation, and in accordance with the NRS, has authorized 1,000,000 shares of Series A Voting Preferred Stock, none of which have been issued, having such designations, preferences, rights, qualifications, limitations, and restrictions are set forth in their entirety below.

FOURTH: this Certificate of Designation of preferences, rights, qualifications, limitations, and restrictions of Series A Voting Preferred Stock (Series A Certificate of Designation) has been adopted by all necessary action on the part of the Corporation and the Corporation has caused this Series A Certificate of Designation to be signed by Joseph Richard Moran, its Chief Executive Officer and sole director, this 17th day of December 2020.

Section 1. Designation, Amount and Par Value and Dividends. The Series A Preferred Stock shall be designated as Series A Voting Preferred Stock (Series A Preferred Stock) and the number of shares so designated shall be one million (1,000,000) shares, par value $0.0001, which shall not be subject to increase without the written consent of all of the Holder(s) of the Series A Preferred Stock.

Section 2. Voting Rights. Except as otherwise provided herein or by law and in addition to any right to vote as a separate class as provided by law, the Holders of the Series A Preferred Stock shall have full voting rights and powers on all matters subject to a vote by the holders of the Corporation's Common Stock and shall be entitled to notice of any shareholders meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote, with respect to any question upon which holders of Common Stock or holders of any other class or series of voting capital stock having the right to vote, including, without limitation, the right to vote for the election of directors, voting together with the holders of Common Stock or holders of any other class or series of voting capital stock having the right to vote, as one class. For so long as Series A Preferred Stock is issued and outstanding, the Holders of Series A Preferred Stock shall vote together as a single class with the holders of the Corporation's Common Stock and the holders of any other class or series of shares entitled to vote with the Common Stock (collectively, the Voting Capital Stock), with the Holders of Series A Preferred Stock being entitled to sixty-eight (68%) percent of the total votes on all such matters regardless of the actual number of shares of Series A Preferred Stock then outstanding, and the holders of Voting Capital Stock

and any other shares entitled to vote being entitled to their proportional share of the remaining thirty-two (32%) percent of the total votes based on their respective voting power.

Section 3. Dividends. The holders of Series A Preferred Stock shall not be entitled to any dividends that may be declared, from time to time, out of legally available funds, by the Corporation's Board of Directors.

Section 4. No Preemptive or Conversion Rights. Holders of Series A Preferred Stock shall not be entitled, as a matter of right, to subscribe for, purchase or receive any part of any stock of the Corporation of any class whatsoever, or of securities convertible into or exchangeable for any stock of any class whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend by virtue of the Series A Preferred Stock nor shall the shares of Series A Preferred Stock be convertible into shares of the Corporation's Common Stock.

Section 5. Liquidation Rights. The Holder or Holders of the Series A Preferred Stock shall not be entitled to receive any distributions in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary.

Section 6. Miscellaneous.

(a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address designated by the Corporation or such other email or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 6. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by email, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of such Holder appearing on the books of the Corporation. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next business day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section on a day that is not a business day or later than 5:30 p.m. (New York City time) on any business day, (iii) the second business day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

(b) Lost or Mutilated Series A Preferred Stock Certificate. If a Holder's Series A Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation or its Transfer Agent shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series A Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

(c) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof. All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of the transaction documents, if any, related to the shares of Series A Preferred Stock (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in New York County, NY. Each Holder by accepting the Series A Preferred Stock irrevocably submits to the exclusive jurisdiction of the laws and courts of competent jurisdiction of the State and County of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein and irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of

New York, or such New York courts are improper or inconvenient venue for such proceeding. Each Holder irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each Holder irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Series A Certificate of Designation or the transactions contemplated hereby. If any party shall commence an action or proceeding to enforce any provisions of this Series A Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys' fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

(d) Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Series A Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Series A Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Series A Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Series A Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

(e) Severability. If any provision of this Series A Certificate of Designation is invalid, illegal or unenforceable, the balance of this Series A Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(f) Headings. The headings contained herein are for convenience only, do not constitute a part of this Series A Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

BLUE CHIP CAPITAL GROUP, INC.

By:____

Joseph Richard Moran, Chief Executive Officer